UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Argan, Inc.

(Name of Issuer)

Common Stock, $0.15 par value

(Title of Class of Securities)

04010E109

(CUSIP Number)

May 24, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04010E109		Page 2 of 13

1.	Names of Reporting Persons Prairie Fire Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 480,388 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 480,388 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 480,388

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.5% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Power is exercised through its three natural person managers as discussed in further detail below under Item 2(a).

(2)  Based on the total outstanding shares of common stock of 13,587,494 as of April 9, 2010.

CUSIP No. 04010E109		Page 3 of 13

1.	Names of Reporting Persons Ptolemy Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 232,551 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 232,551 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,551

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.7% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Power is exercised through its sole managing member as discussed in further detail below under Item 2(a).

(2)  Based on the total outstanding shares of common stock of 13,587,494 as of April 9, 2010.

CUSIP No. 04010E109		Page 4 of 13

1.	Names of Reporting Persons Westwind Investors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 104,167 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 104,167 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 104,167

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.8% (2)

12.	Type of Reporting Person (See Instructions) PN

(1)  Power is exercised through its sole general partner as discussed in further detail below under Item 2(a).

(2)  Based on the total outstanding shares of common stock of 13,587,494 as of April 9, 2010.

CUSIP No. 04010E109		Page 5 of 13

1.	Names of Reporting Persons Stone Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,338 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 130,338 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,338

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)  Power is exercised through its sole natural person director and officer as discussed in further detail below under Item 2(a).

(2)  Based on the total outstanding shares of common stock of 13,587,494 as of April 9, 2010.

CUSIP No. 04010E109		Page 6 of 13

1.	Names of Reporting Persons John W. Blackburn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 817,106

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 817,106

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 817,106

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0% (1)

12.	Type of Reporting Person (See Instructions) IN

(1)  Based on the total outstanding shares of common stock of 13,587,494 as of April 9, 2010.

CUSIP No. 04010E109	Page 7 of 13

Item 1.
(a)	Name of Issuer Argan, Inc.
(b)	Address of Issuer’s Principal Executive Offices One Church Street, Suite 201, Rockville, Maryland 20850.

Item 2.
(a)

Name of Person Filing

Pursuant to the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of each of Westwind Investors, LP, a Delaware limited partnership (“Westwind”), Prairie Fire Capital, LLC, a Delaware limited liability company (“Prairie Fire”), Ptolemy Capital, LLC, a Delaware limited liability company (“Ptolemy”), Stone Family Foundation, a Delaware not for profit corporation (“Stone Foundation”), and John W. Blackburn (“Blackburn” and, collectively with Westwind, Prairie Fire, Ptolemy and Stone Foundation, the “Reporting Persons”). Additionally, information is included herein with respect to each of Ortelius, LLC, a Delaware limited liability company (“Ortelius”), Westwind GP, LLC, Delaware limited liability company (“Westwind GP”), Michael R. Stone (“Stone”), Peter M. Castleman (“Castleman”) and Daniel J. O’Brien (“O’Brian” and, collectively with Ortelius, Westwind GP, Stone and Castleman, the “Controlling Persons”). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the “Item 2 Persons”.

The managers of Prairie Fire are Blackburn, O’Brien and Castleman, each of which individually has the sole power to make investment decisions on behalf of Prairie Fire and may therefore be deemed, pursuant to Rule 13d-3 of the Act, to beneficially own all of the shares of common stock of the issuer deemed beneficially owned by Prairie Fire.  Stone and Blackburn are the two managers of Ortelius, which is the sole managing member of Ptolemy.  Therefore, pursuant to Rule 13d-3 of the Act, each of Stone and Blackburn may be deemed to beneficially own all of the shares of common stock of the issuer deemed beneficially owned by Ortelius, which in turn may be deemed to beneficially own all of the shares of common stock of the issuer deemed beneficially owned by Ptolemy.  Blackburn, Stone and Castleman are the three managers of Westwind GP, each of which individually has the sole power to make investment decisions on behalf of Westwind GP, and Westwind GP is the sole general partner of Westwind.  Therefore, pursuant to Rule 13d-3 of the Act, each of Blackburn, Stone and Castleman may be deemed to beneficially own all of the shares of common stock of the issuer deemed beneficially owned by Westwind GP, which in turn may be deemed to beneficially own all of the shares of common stock of the issuer deemed beneficially owned by Westwind.  Stone is the sole director and officer of Stone Foundation and, pursuant to Rule 13d-3 of the Act, may therefore be deemed to beneficially own all of the shares of common stock of the issuer beneficially owned by Stone Foundation.  Westwind, Prairie Fire, Ptolemy and Stone Foundation beneficially own directly 104,167 shares, 480,388 shares, 232,551 shares and 130,338 shares, respectively, of common stock of the issuer.

The Reporting Persons are making this single, joint filing because they, together with the Controlling Persons, may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, as a result of an arrangement between Ptolemy and Prairie Fire to purchase in a private transaction, for passive investment purposes only, a like number of shares of common stock of the issuer from a group of related persons on May 24, 2010. Notwithstanding the foregoing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.  Each of the Item 2 Persons expressly disclaims beneficial ownership of the shares of common stock of the issuer not directly beneficially owned by the Item 2 Persons, as applicable.

(b)	Address of Principal Business Office or, if none, Residence For each of the Item 2 Persons the principal business office address is 917 Tahoe Boulevard, Suite 200, Incline Village, Nevada 89451.
(c)

Citizenship
Each of the Item 2 Persons which is an entity has been formed under the laws of the State of Delaware.  Each of the Item 2 Persons which is a natural person is a citizen of the United States of America.

(d)	Title of Class of Securities Common Stock, $0.15 par value of the issuer.
(e)	CUSIP Number 04010E109

CUSIP No. 04010E109	Page 8 of 13

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not Applicable.

Item 4.	Ownership
(a)

Amount beneficially owned:

Prairie Fire: 480,388 shares of common stock of issuer

Ptolemy: 232,551 shares of common stock of issuer

Westwind: 104,167 shares of common stock of issuer

Stone Foundation: 130,338 shares of common stock of issuer

Blackburn: 817,106 shares of common stock of issuer

Ortelius: 232,551 shares of common stock of issuer

Westwind GP: 104,167 shares of common stock of issuer

Stone: 467,056 shares of common stock of issuer

Castleman: 584,555 shares of common stock of issuer

O’Brien: 480,388 shares of common stock of issuer

CUSIP No. 04010E109	Page 9 of 13

(b)	Percent of class: Prairie Fire: 3.5% Ptolemy: 1.7% Westwind: 0.8% Stone Foundation: 1.0% Blackburn: 6.0% Ortelius: 1.7% Westwind GP: 0.8% Stone: 3.4% Castleman: 4.3% O’Brien: 3.5%
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

Prairie Fire: 480,388 shares of common stock of issuer

Ptolemy: 232,551 shares of common stock of issuer

Westwind: 104,167 shares of common stock of issuer

Stone Foundation: 130,338 shares of common stock of issuer

Blackburn: 817,106 shares of common stock of issuer

Ortelius: 232,551 shares of common stock of issuer

Westwind GP: 104,167 shares of common stock of issuer

Stone: 467,056 shares of common stock of issuer

Castleman: 584,555 shares of common stock of issuer

O’Brien: 480,388 shares of common stock of issuer

(ii) Shared power to vote or to direct the vote Item 2 Persons have no shared power to vote or to direct the vote of any shares of the issuer.
(iii)

Sole power to dispose or to direct the disposition of

Prairie Fire: 480,388 shares of common stock of issuer

Ptolemy: 232,551 shares of common stock of issuer

Westwind: 104,167 shares of common stock of issuer

Stone Foundation: 130,338 shares of common stock of issuer

Blackburn: 817,106 shares of common stock of issuer

Ortelius: 232,551 shares of common stock of issuer

Westwind GP: 104,167 shares of common stock of issuer

Stone: 467,056 shares of common stock of issuer

Castleman: 584,555 shares of common stock of issuer

O’Brien: 480,388 shares of common stock of issuer

CUSIP No. 04010E109	Page 10 of 13

(iv) Shared power to dispose or to direct the disposition of Item 2 Persons have no shared power to dispose or to direct the disposition of any shares of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
No person other than the Item 2 Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares of, the common stock owned by them.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-1(d) and Rule 13d-1(k)(1)(iii). The identity of each of the Item 2 Persons is set forth in Item 2(a) hereof.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04010E109	Page 11 of 13

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 3, 2010

PRAIRIE FIRE CAPITAL, LLC

By:	/s/ John W. Blackburn
Name:	John W. Blackburn
Title:	Manager

PTOLEMY CAPITAL, LLC

By: Ortelius, LLC
Its: Managing Member

By:	/s/ Michael R. Stone
Name:	Michael R. Stone
Title:	Manager

WESTWIND INVESTORS, LP

By: Westwind GP, LLC
Its: General Partner

By:	/s/ John W. Blackburn
Name:	John W. Blackburn
Title:	Manager

STONE FAMILY FOUNDATION

By:	/s/ Michael R. Stone
Name:	Michael R. Stone
Title:	President

JOHN W. BLACKBURN

By:	/s/ John W. Blackburn
Name:	John W. Blackburn

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. 04010E109	Page 12 of 13

EXHIBIT INDEX

Exhibit A                Joint Filing Agreement

CUSIP No. 04010E109	Page 13 of 13

EXHIBIT A

TO

SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.15 par value, of Argan, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

Dated: June 3, 2010

PRAIRIE FIRE CAPITAL, LLC

By:	/s/ John W. Blackburn
Name:	John W. Blackburn
Title:	Manager

PTOLEMY CAPITAL, LLC

By: Ortelius, LLC
Its: Managing Member

By:	/s/ Michael R. Stone
Name:	Michael R. Stone
Title:	Manager

WESTWIND INVESTORS, LP

By: Westwind GP, LLC
Its: General Partner

By:	/s/ John W. Blackburn
Name:	John W. Blackburn
Title:	Manager

STONE FAMILY FOUNDATION

By:	/s/ Michael R. Stone
Name:	Michael R. Stone
Title:	President

JOHN W. BLACKBURN

By:	/s/ John W. Blackburn
Name:	John W. Blackburn